245 Summer Street

Fidelity® Investments

Boston, MA 02210

October 23, 2017

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: File Room

RE:

Fidelity Master Portfolios LLC (the trust): File No. 811-23280

Fidelity International Enhanced Index Master Portfolio

Fidelity Large Cap Core Enhanced Index Master Portfolio

Fidelity Large Cap Growth Enhanced Index Master Portfolio

Fidelity Large Cap Value Enhanced Index Master Portfolio

Fidelity Mid Cap Enhanced Index Master Portfolio

CIK: 0001714560

Request for Withdrawal of Registration Statement on Form N-1A

________________________________________________________________________

Ladies and Gentlemen:

Fidelity Master Portfolios LLC (the "Trust") hereby requests the withdrawal of its registration statement filed on Form N-1A.

The registration statement was duly submitted via EDGAR and accepted by the Securities and Exchange Commission (the "SEC") on 08/16/2017 (Accession No. 0001379491-17-005522) and was filed to register new series of the Trust, Fidelity International Enhanced Index Master Portfolio, Fidelity Large Cap Core Enhanced Index Master Portfolio, Fidelity Large Cap Growth Enhanced Index Master Portfolio, Fidelity Large Cap Value Enhanced Index Master Portfolio, and Fidelity Mid Cap Enhanced Index Master Portfolio (the "Funds").

The Trust has not offered shares of the Funds. If and when the Trust decides to offer shares of the Funds, it will re-file its registration statement.

Very truly yours,

/s/Marc Bryant

Marc Bryant

Secretary of the Trust